Exhibit 99.1


                           Telewest Communications plc
                       Preliminary Restructuring Agreement

                                                             30 September 2002

Telewest Communications plc ("Telewest" or the "Company") announces that it has reached an agreement relating to a restructuring with an ad hoc committee of bondholders (the "Bondholder Committee").

The principal terms of the agreement are as follows:

o all outstanding notes and debentures issued by Telewest and Telewest Finance (Jersey) Limited (the "Notes"), representing approximately (pound)3.5 billion of indebtedness, and certain other unsecured obligations of Telewest will be cancelled and exchanged for ordinary shares representing 97 per cent. of the issued ordinary share capital of the Company immediately following the restructuring;

o the current ordinary shareholders will receive the remaining 3 per cent. of Telewest's issued ordinary share capital; and

o the senior secured credit facility, all vendor financing, trade debt and other obligations of Telewest Communications Networks Limited and its subsidiaries will be unimpaired.

This preliminary agreement is non-binding and is subject to various conditions, including the reaching of an agreement between Telewest, the Bondholder Committee and Telewest's senior lenders with respect to the detailed terms of the restructuring and the process for its implementation.

Telewest now intends to seek support for this agreement from its other stakeholders. Further announcements relating to the restructuring process will be made in due course.

In view of this agreement, the Board has determined, after consultation with certain of its stakeholders, that it will defer payment of interest under certain of the Notes and the settlement of certain Telewest currency unwind contracts pending the completion of the Company's restructuring negotiations.

Charles Burdick, managing director said:

"Today's announcement represents an important first step towards completing a financial restructuring that carefully balances the interests of all stakeholders. I am confident we will be able to conclude a final agreement that will put the Company on a sound financial footing, allowing us to build on our operational strength and extend our leadership in the broadband market. All customers and suppliers should be reassured that Telewest will continue to meet its operational commitments."


ENQUIRIES:

TELEWEST
Charles Burdick, managing director          020 7299 5000

Jane Hardman, media                         020 7299 5888

Richard Williams, investor relations        020 7299 5479

BRUNSWICK
John Sunnucks/Craig Breheny                 020 7404 5959

SCHRODER SALOMON SMITH BARNEY
David Kirshenbaum/Matthew Smith             020 7986 4000

GLEACHER  & CO
Rob Engel/Michael Pescod                    020 7484 1150


This announcement has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney ("Schroder Salomon Smith Barney") of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB.

Schroder Salomon Smith Barney is acting for Telewest and no one else in connection with the transaction and will not be responsible to any other person for providing the protections afforded to customers clients of Schroder Salomon Smith Barney or for providing advice in relation to the transaction.


NOTE TO EDITORS:
Telewest Communications, the broadband communications and media group, currently passes 4.9 million homes and provides multi-channel television, telephone and internet services to around 1.8 million UK households, and voice and data telecommunications services to around 74, 300 business customers. Its content division, Flextech, is the biggest provider of basic channels to the UK pay-TV market and is the BBC's partner in UKTV, which has a portfolio of pay-TV channels based on the corporation's programming, including UK Gold.